Mail Stop 4-6

      July 18, 2005

Richard Rudman
President and Chief Executive Officer
Vocus, Inc.
4296 Forbes Boulevard
Lanham, MD  20706

Re:  	Vocus, Inc.
	Form S-1 filed June 15, 2005
	File No. 333-125834

Dear Mr. Rudman:

    We have reviewed your Form S-1 and have the following comments in addition to the comments relating to the financial statements that were issued in our letter dated July 15, 2005. Where indicated, we think you should revise your document in response to these comments.
If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. We welcome any questions you may have about our comments or on any other aspect of our review and look forward to working with you. Please feel free to call us at the telephone numbers listed at the end of this letter. General
1. We will process your amendments with price ranges. Since the price range triggers a number of disclosure matters, we will need sufficient time to process the amendment when it is included. Please understand that its effect on disclosure throughout the document may cause us to raise issues on areas not previously commented upon.
2. We note that you intend to file certain exhibits by amendment. Please allow the staff sufficient time to review the exhibits by filing them as soon as possible.
3. The final sentence of the paragraph following the table of contents suggests that you will not have a duty to ensure that the information in the prospectus is materially complete and accurate throughout the prospectus delivery period. Do you believe that the prospectus can be used during the prospectus delivery period if it is not materially complete because of events that occur after the date of the prospectus? Please revise or provide us with support for your belief that the sentence cited accurately reflects Vocus` obligations with respect to the content of the prospectus.

Summary
4. Provide support for the statements that Vocus is "a leading provider of on-demand software for corporate communications and public relations" and an "early pioneer in hosted, multi-tenant, on-demand software" and that "the corporate communications and public relations market is generally underserved." With regard to being a
"pioneer" in the industry, briefly discuss the emergence of the industry niche. As to your position as a "leading provider," briefly describe the basis on which this claim is made and ensure that your disclosure is balanced in making these claims. For example, if there are significant disadvantages of your products relative to those of some competitors, or if other companies generate revenues or have market penetration significantly greater than yours, please expand to put your claim in context.
5. We note your claim that you have achieved 23 consecutive quarters of revenue growth. For balanced discussion, you should note your history of operating losses and accumulated deficit. Please also provide appropriate context for your references to the award received for company growth and product excellence, with a cross-reference to the page where a materially complete description of the award is provided.
6. Supplementally provide us with a marked copy of the Thomas L. Harris survey, Dunn and Bradstreet report, and the U.S. Department of
Labor Statistics projections you reference in the summary and business sections. Tell us whether the Thomas L. Harris survey report you cite is generally available to the public at nominal or no payment.
7. It is not apparent from the disclosure that the research reports you cite support your conclusions regarding the market size of your industry niche. For example, what are the parameters of the Harris survey such that the "average PR budget for responding organizations in 2004" of $3.1 million relates to your target market of companies with annual revenues of at least $10 million? Clarify how you determined that the potential market for on-demand software for PR exceeds $2 billion based on your target market. It appears that products and services offered by Vocus do not encompass the full range of PR products and services that are the subject matter of the study you cite. For example, it appears that employee costs would represent a substantial portion of the costs associated with PR budgets, but that you do not offer PR services on an outsourced basis. Indicate the portion of the total market that you reference
(aggregate PR budgets of companies) that the products and services provided by Vocus address.
8. With respect to your objective of becoming the leading provider of on-demand software for corporate communications, provide appropriate context to investors concerning what must be accomplished for you to become the leader. For example, if revenue growth, product expansion or other achievements are necessary to be the leader, please discuss this in quantitative terms.
9. Please expand to refer to the change in capital structure that will precede or occur concurrently with the offering. Explain the mechanism whereby the 17.5 million shares of redeemable preferred stock as well as the 87 thousand shares of redeemable common stock will be transformed into shares of common stock. We note that on page F-17 you indicate that the preferred shares automatically convert into common at a conversion rate of $4.85 per share, in the event the public offering is completed. Tell us why the transaction involving the rights of preferred holders in general and the terms of the preferred stock conversion are not described under the heading "certain relationships and related transactions." Tell us whether there are written agreements with respect to this recapitalization, and also tell us the basis for any conclusion that paragraph
(b)(10)(ii)(A) of Item 601 of Regulation S-K does not require you to file those agreements as exhibits.

The Offering

10. We note your statement on page 4 that you may affect a reverse stock split of your common stock prior to the effectiveness of the registration statement. If you do so, please ensure that you update your filing to retroactively give effect to the reverse stock split in your balance sheet and throughout your filing. See SAB Topic 4(C).
11. We note further that the certificate of incorporation and bylaws will be amended and that such amendment may occur after the effective date of the registration statement. Please provide a succinct discussion in the prospectus of the material differences between the current and the proposed amended articles and bylaws and the provisions thereof.

Risk Factors
We may expand through acquisitions of, investments in or through business . . . , page 11.
12. Revise the risk factor to include your actual experience with acquisitions to date. As presented, this risk factor is overly generic and could relate to any business in any industry considering expanding through acquisitions.

Our growth could strain our personnel and infrastructure resources
..
.. . , page 14.
13. In several places throughout your management`s discussion you refer to headcount, increases in sales and marketing, research and development and general and administrative expenses. However, it does not appear that you have addressed these changes with any specificity either in this risk factor or in the business section. Please revise the risk factor to address your experience to date with regard to growth in headcount, and ensure that a more complete discussion of rapid growth in personnel is addressed in business.




Because we conduct operations in foreign jurisdictions . . . , page
15.
14. Revise the subheading to quantify the percentage of operations conducted in foreign jurisdictions.

Use of Proceeds
15. We note your disclosure that other than the $3.2 million outstanding indebtedness to be repaid under the existing credit facility with Mercantile-Safe Deposit and Trust Company, you have not allocated the proceeds. It appears from the rest of your prospectus disclosure that an investor could reasonably assume you have performed studies and made preliminary decisions with respect to the best use of capital resources. For example, you state in the risk factors and elsewhere in the prospectus that you intend to expand your international market penetration, distribution channels, direct sales force and your business operations and service offerings generally. You state that as part of your business strategy you "plan to hire additional personnel, particularly in sales and professional services," expand domestic and international selling and marketing activities, increase the number of locations around the world where you conduct business and develop your operational and financial systems to manage a growing business.
Item 504 of Regulation S-K requires that you state the principal purposes for which net proceeds are to be used and the approximate amount to be used for each such purpose. If you have made preliminary decisions about your future growth potential and appropriate resource allocation, state the approximate amount to be used for each purpose and revise management`s discussion to provide a brief outline of these plans, including the likely priority of, and contingencies affecting, such plans. A tentative plan for expansion is a proper subject for this section.

Management`s Discussion and Analysis of Financial Condition and
Results of Operations

Critical Accounting Policies, page 27

Stock-Based Compensation

16. Revise your disclosure to include the intrinsic value of all outstanding vested and unvested options based on the estimated IPO price and the options outstanding as of the most recent balance sheet date included in the registration statement. Also, we note you used the market approach to determine the estimated fair value of your common stock. Tell us and disclose whether this evaluation was performed contemporaneously or retrospectively by an unrelated or related valuation specialist. If the valuation was not performed contemporaneously, tell us and revise to discuss each significant factor contributing to the difference between the fair value as of the date of each grant and the estimated IPO price and the reason management chose not to obtain a contemporaneous valuation by an unrelated valuation specialist.

Results of Operations, page 29
17. Revise to disclose the extent to which changes in revenues were the result of changes in prices charged for the products sold, as opposed to changes in the volumes sold. The attribution of increased revenues "primarily" to an increase in the number of active customers is not helpful to investor understanding. Did the prices charged for your software products remain constant over the three-year period, and the subsequent three months? If so, disclose this or state the extent to which prices changed and quantify the effects of pricing changes on total revenues, from one period to the next. See Item 303(a)(3)(iii) of Regulation S-K.
18. Please review the text of this section with care and ensure that you discuss the underlying business conditions from period to period, management`s strategies in addressing changes in business conditions, and how those conditions affected your business activities as well as your results. Discuss material transactions or developments that affected your results in specific terms. For example, you state on page 30 that the revenues for 2004 increased 31% over revenues for 2003 "due to the increase in the number of total active customers" only some of whom were obtained as a result of the Gnossos acquisition. Were new products introduced from one period to the next? Were new marketing programs implemented? Were there other initiatives undertaken or are there other factors that led to the increase? The discussion should provide information as to how management views the company`s performance and the factors it believes were significant in affecting the results. Please revise accordingly.

19. We note your presentation of the number of active customers as of the last day of each of the periods presented. Revise to explain the criteria used to determine the number of active customers. In this regard, explain how you determine that a customer is active, define what you consider to be a customer, and describe any other significant factors used.

20. We note instances where two or more sources of material changes in revenues, research and development, and other income (expense) have been identified without the dollar amounts for each source that contributed to the change disclosed. For example, you indicate that revenues increased for the three months ended March 31, 2005 primarily due to the increase in the total number of active customers, and to a lesser extent, from increased sales to existing customers. Revise your disclosure to quantify the dollar amounts of each source that contributed to material changes. Similarly, quantify the effects of Gnossos product sales in the most recent interim period, compared to the same period in the prior year.
See
Section III.D of SEC Release 33-6835. Also, avoid vague terms such as "primarily" in favor of specific quantifications.
21. Your discussion on page 30 refers to hiring additional personnel to support growth in sales and marketing, research and development and general and administrative expenses. When referring to changes in employee count, it would be more meaningful to talk about (a) the number of employees hired in each period and (b) the additional programs and functions that the added employees began discharging in the more recent period. Why were additional employees added to the research and development staff, for example, and how does that staffing increase contribute or otherwise relate to the company`s goal of replacing licensed software with the proprietary software it is developing internally and plans to implement in the near term?
22. Regarding the addition of a UK direct sales force discussed under
Sales and Marketing Expenses for the years ended December 31, 2004 and 2003, it is unclear what impact the addition of the direct sales force had. Were there any offsetting reductions in payments to channel partners and how does management assess the decision to switch from indirect sales in the UK to a direct sales program? Your treatment of these and other changes from period to period should address the factors that led to the changes in results and provide management`s views with regard to their impact on the company`s performance.
23. We note as well that there is limited discussion of known trends or uncertainties that have had or you expect will have a material favorable or unfavorable impact on the results of operations. For instance, we note trends evident throughout the registration statement such as increased headcount and increasing international sales. Revise your disclosure to include a discussion of any known trends and the impact they may have on future operations. See Item
303(A)(3)(ii) of Regulation S-K and SEC Release 33-8350.

Liquidity and Capital Resources
24. Please disclose the material terms of the call agreement between the bank and the preferred shareholders named in the agreement and tell us why the agreement is not filed as an exhibit to the registration statement.

Quantitative and Qualitative Disclosure About Market Risk, page 36

Foreign Currency Exchange Risk

25. We note your qualitative analysis of your exposure to foreign exchange rate fluctuations. Revise to also present quantitative information about this market risk as of the end of the latest fiscal year and subsequent interim period, in accordance with one of the three disclosure alternatives described in Item 305 of Regulation S-
K. For example, specify the sensitivity of results of operations to changes in exchange rates.




Business
26. In your discussion of the benefits of your software solutions you make numerous claims relating to the cost advantages and efficiencies as compared to other solutions. Please provide support for the claims you make including the following:
* among the benefits of your hosted architecture is a "lower total cost of ownership and increased return on investment" (page 38);

* delivery of your solutions through a suite of on-demand applications "reduce the cost and risk associated with traditional enterprise software deployments." (page 39); and

* your on-demand delivery model enables customers to "achieve significant savings relative to a traditional enterprise software model." (page 40).
27. You state on page 39 that "in contrast to sensitive customer or financial data, organizations are generally comfortable with PR content residing on an external hosted platform." Please expand your discussion to address what type of PR information specific to a customer is stored by you. Once a customer accesses your database for media contact and other information, is the history of customer-specific information then also stored by you? Does the customer retain any information generated using your product services in-house or do you store all of the information so generated? Is any of the information you store on behalf of the customer considered confidential and, if so, do you take any additional steps to protect confidentiality? What is the basis for your statement that customers are "generally comfortable with PR content residing on an external hosted platform"?
28. Regarding your claim as to the lower total cost of ownership on page 40, please tell us the average cost of your software solutions as compared to a traditional enterprise software model over which you claim customers may achieve "significant savings." Please quantify all references to the lower cost or increased savings to be gained by use of your products and services to provide meaningful content that will enable investors to assess your performance claims.
29. You also refer, as a result of your business model, to customers benefiting immediately from product enhancements. Please address if and how costs associated with these product enhancements are passed on to customers. In light of your subscription-based fees, might a customer experience a price increase or multiple prices increases due to product enhancements during the course of an annual or multi-year contract?

Management
30. You indicate on page 51 that you will use the initial public offering price for the year-end value computation. However, you do not complete the "value realized column for exercised options, or explain how you computed those amounts. As options were exercised by named persons in the most recent year, this column should be completed, even if you believe the value realized was zero.
Please
advise.
31. Consistent with our comment above, please ensure that you have included here a complete discussion of the transaction involving the rights of preferred holders in general and the terms of the preferred stock conversion.
32. We note that in July 2005 you plan to purchase an aggregate of 1,178,200 shares of common stock from the Chief Technology Officer and certain former employees for an aggregate purchase price of approximately $2.8 million. Please include a complete description of the related party agreement and discuss the effects of the transaction on liquidity and capital resources. Since your current liabilities at March 31, 2005 substantially exceed your current assets at that date, tell us why the purchase of those shares is not listed as a use of the proceeds from the sale of common stock in your initial public offering.

Principal Stockholders
33. For each of Edison Venture Fund, Lazard Alternative
Investments
and Sterling Venture Partners, please identify all of the "other" general partners, managing principals, and managing members, respectively, sharing with voting and dispositive power over the shares held.

Recent Sales of Unregistered Securities
34. To avoid any ambiguity, please specify the exemption relied upon for each of the four transactions listed and outline the facts supporting your reliance on the exemption. For the November 2004 transaction, please indicate whether the individual was accredited or sophisticated, and if the latter, outline the access to information afforded to the investor.

Exhibits
35. We note that the agreement with Qwest Communications International, Inc., which operates your sole operations site, was not filed as an exhibit pursuant to Item 601(b)(10)(ii). Please advise or file accordingly.
36. To the extent that you have license agreements and/or material agreements with third-party suppliers that you are substantially dependent upon, please file these agreements as exhibits. See Item
601(b)(10) of Regulation S-K.


      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. We may have additional comments based on reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

    	You may contact Morgan Youngwood at 202-551-3479 or Melissa Walsh at 202-551-3224, if you have questions regarding comments on the financial statements and related matters. Please address all other comments to Maryse Mills-Apenteng at 202-551-3457. If you require further assistance you may contact the undersigned at 202-551-3462. If you still require further assistance, please contact Barbara C. Jacobs, Assistant Director, at 202-551-3730.

								Sincerely,



								Mark P. Shuman
								Branch Chief - Legal

cc:	Stephen A. Riddick, Esq.
      Greenberg Traurig, LLP
      800 Connecticut Avenue, N.W.  Suite 500
      Washington, D.C.  20006


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Richard Rudman
Vocus, Inc.
July 18, 2005
Page 1